UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Diamond Resorts International, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

25272T 104

(CUSIP Number)

Stephen J. Cloobeck

10600 West Charleston Boulevard

Las Vegas, NV 89135

(702) 684-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25272T104

1	Names of reporting persons Cloobeck Diamond Parent, LLC
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,093,633
	8	Shared voting power 0
	9	Sole dispositive power 11,093,633
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 11,093,633
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 15.12% (1)
14	Type of reporting person OO

(1)	Based on 73,393,556 outstanding shares of common stock of the Issuer as of March 10, 2015 after giving effect to the repurchase of shares described in the Issuer’s prospectus supplement dated March 5, 2015.

CUSIP No. 25272T104

1	Names of reporting persons The Chantal Cloobeck Separate Property Trust
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,073,949
	8	Shared voting power 0
	9	Sole dispositive power 1,073,949
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,073,949
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 1.46% (2)
14	Type of reporting person OO

(2)	Based on 73,393,556 outstanding shares of common stock of the Issuer as of March 10, 2015 after giving effect to the repurchase of shares described in the Issuer’s prospectus supplement dated March 5, 2015.

CUSIP No. 25272T104

1	Names of reporting persons Stephen J. Cloobeck
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 11,208,339 (3)
	8	Shared voting power 6,041,250 (4)
	9	Sole dispositive power 11,208,339 (3)
	10	Shared dispositive power 6,041,250 (4)
11	Aggregate amount beneficially owned by each reporting person 17,249,589 (3)(4)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 23.47% (5)
14	Type of reporting person IN

(3)	Includes (i) 114,706 shares of common stock issuable upon exercise of an option held by Mr. Cloobeck which is currently vested and (ii) an aggregate of 11,093,633 shares of common stock held by Cloobeck Diamond Parent, LLC, of which Mr. Cloobeck is the sole manager.
(4)	Includes 4,535,426 shares of common stock issuable upon exercise of a fully-exercisable call option from DRP Holdco, LLC and 431,875 shares of common stock issuable upon exercise of a fully-exercisable call option from Silver Rock Financial LLC and other entities affiliated therewith; each such call option is held by 1818 Partners, LLC. Mr. Cloobeck is the sole manager of Cloobeck Companies, LLC, a managing member of 1818 Partners, LLC. Also includes 1,073,949 shares of common stock held by The Chantal Cloobeck Separate Property Trust, of which Mr. Cloobeck is the co-managing trustee.
(5)	Based on 73,393,556 outstanding shares of common stock of the Issuer as of March 10, 2015 after giving effect to the repurchase of shares described in the Issuer’s prospectus supplement dated March 5, 2015.

CUSIP No. 25272T104

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Cloobeck Diamond Parent, LLC (“CDP”), The Chantal Cloobeck Separate Property Trust and Stephen J. Cloobeck (collectively, the “Reporting Persons”) with the Securities and Exchange Commission (the “SEC”) on August 5, 2013, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 to such Schedule 13D filed on April 14, 2014, June 13, 2014, August 18, 2014, October 3, 2014, November 3, 2014 and March 4, 2015 respectively (as so amended, the “Schedule 13D”).

This Amendment No. 7 is being filed by the Reporting Persons to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

Pursuant to an Underwriting Agreement dated March 4, 2015 (the “Underwriting Agreement”) by and among the Issuer, CDP, Best Amigos Partners, LLC, DRP Holdco, LLC and Credit Suisse, as representative of the several underwriters, CDP agreed to sell the underwriters 4,778,000 shares for $32.99 per share and granted an option to the underwriters, exercisable for 30 days, to purchase an additional 712,472 shares for $32.99 per share. On March 10, 2015, the underwriters purchased 4,778,000 shares of Common Stock from CDP for $32.99 per share. A copy of the Underwriting Agreement is attached hereto as Exhibit 15 and incorporated herein by reference.

After giving effect to the sales pursuant to the Underwriting Agreement, other sales by the parties to the Amended Stockholders Agreement and the repurchase by the Issuer of 1,515,582 shares of Common Stock sold by the parties to the Underwriting Agreement, the Amended Stockholders Agreement covers an aggregate of 27,758,666 outstanding shares of Common Stock, representing approximately 37.82% of the outstanding Common Stock.

In his capacity as Chairman of the Board, Mr. Cloobeck is and will be involved in the affairs of the Issuer, and in this capacity could take actions, including engaging in discussions with other members of the Issuer’s Board of Directors, officers and stockholders of the Issuer and/or third parties regarding potential transactions or otherwise explore potential transactions, that relate to or would result in the matters set forth in Items 4(b) through (j) of Schedule 13D. As stockholders of the Issuer, on an ongoing basis, the Reporting Persons will review the Issuer’s operations, management, business affairs, capital needs and general industry and economic conditions, as well as the trading price of the Common Stock, and based on such review, the Reporting Persons may, from time to time, determine to increase or decrease their ownership of Common Stock, vote to approve an extraordinary corporate transaction with regard to the Issuer or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D. As part of the Reporting Person’s review of the foregoing factors, the Reporting Persons may discuss with third parties or otherwise explore potential transactions. The Reporting Persons may ultimately not enter into such a transaction. Except as otherwise provided herein, the Reporting Persons currently have no intention of engaging in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated as follows:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 17,249,589 shares of Common Stock as of the end of the day on March 10, 2015, representing approximately 23.47% of the Issuer’s outstanding Common Stock (based on 73,393,556 shares of Common Stock outstanding).

(b) Mr. Cloobeck has sole voting power and sole dispositive power with regard to (i) 114,706 shares of Common Stock underlying options held by him and (ii) 11,093,633 shares of Common Stock held by CDP, of which Mr. Cloobeck is the sole manager. Mr. Cloobeck has shared voting power and shared dispositive power with regard to (A) 4,967,301 shares of Common Stock underlying the Call Options held by 1818 Partners, as the sole manager of Cloobeck Companies, LLC, which is one of the managing members of 1818 Partners, and (B) 1,073,949 shares of Common Stock held by CCSPT, of which he is the co-managing trustee. CDP has sole voting power and sole dispositive power with regard to 11,093,633 shares of Common Stock held by it. CCSPT has sole voting power and sole dispositive power with regard to 1,073,949 shares of Common Stock held by it.

The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the other parties to the Amended Stockholders Agreement, except to the extent disclosed in this Schedule 13D. Each Reporting Person is deemed to be a member of a “group” for purposes of the Exchange Act with the other parties to the Amended Stockholders Agreement. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Amended Stockholders Agreement, except to the extent disclosed in this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On March 4, 2014 CDP entered into the Underwriting Agreement pursuant to which, among other things, CDP agreed to sell 4,778,000 shares to the Underwriters for $32.99 per share and granted an option to the underwriters, exercisable for 30 days, to purchase an additional 712,472 shares for $32.99 per share. On March 10, 2015, the underwriters purchased 4,788,000 shares of Common Stock from CDP for $32.99 per share. A copy of the Underwriting Agreement is attached hereto as Exhibit 15 and incorporated herein by reference. A copy of the Underwriting Agreement is attached hereto as Exhibit 15 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

15. Underwriting Agreement dated as of March 4, 2015 by and among the Issuer, CDP, DRP Holdco, LLC, Best Amigos Partners, LLC and Credit Suisse Securities, as representative of the several underwriters, incorporated herein by reference to Exhibit 1.1 of the Form 8-K filed by the Issuer on March 10, 2015.

CUSIP No. 25272T104

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2015

CLOOBECK DIAMOND PARENT, LLC

/s/ Stephen J. Cloobeck
Stephen J. Cloobeck
Manager

THE CHANTAL CLOOBECK SEPARATE PROPERTY TRUST

/s/ Stephen J. Cloobeck
Stephen J. Cloobeck
Co-Managing Trustee

/s/ Stephen J. Cloobeck
Stephen J. Cloobeck